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                               BRIGHTPOINT, INC.
                              501 Airtech Parkway
                              Plainfield, IN 46168



                                February 4, 2003





VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

           Re: Request for Withdrawal of Registration Statement on Form S-3 (Registration No. 333-37022)
                    ------------------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Brightpoint, Inc., a Delaware corporation (the "Company") hereby files this application for withdrawal of the Company's registration statement on Form S-3 and exhibits thereto, Registration No. 333-37022 (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission on May 12, 2000 to register the sale of certain shares of the Company's common stock by a selling stockholder. The selling stockholder decided not to pursue the sale of such shares pursuant to the Registration Statement. None of the securities were sold, and no securities will be sold, under the above referenced Registration Statement.

         If you have any questions or comments regarding the foregoing, please contact me at (317) 707-2355.


                                   Very truly yours,


                                   /s/ Steven E. Fivel
                                   -------------------
                                   Steven E. Fivel
                                   Executive Vice President,
                                   General Counsel and Secretary